Filed by Digital Realty Trust, Inc. (SEC File No.: 001-32336)
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: DuPont Fabros Technology, Inc.
Commission File No. 001-33748

The following communication was sent to DuPont Fabros employees via e-mail and posted on Digital Realty's intranet:

Merger Watch

Digital Realty + DuPont Fabros	9.7.2017	Ed. 1, Vol. 3

Note from Danny Lane,
SVP, Global Operations, Digital Realty
As Hurricane Harvey approached the Houston area last week, we initiated crisis management protocols to make sure our team on the ground was prepared for the storm. And, of course, once Harvey touched down, the first order of business was to determine that our people were safe and out of harm’s way, which, thankfully, they were.

It is not news to you that our customers count on us to keep their businesses up-and-running, even in the face of a severe weather event like a hurricane.

During last week's storm, one customer actually went on record to express his appreciation: “[We were] up through the course of this event as were our many customers and we can credit Digital Realty with a large portion of that for the data center they built for us.”

I am proud to work alongside honorable people committed to the long-term success of our customers, and excited to be joining forces with the many DFT employees cut from the same cloth that will join us after the closing of the merger.

Over the past few months I have had the privilege of sitting down with the teams that run DFT’s 12 data centers spread across the United States—from Silicon Valley to Ashburn, Virginia—and today as I reflect on our response to Hurricane Harvey, it is apparent to me that this is a group of people familiar with braving incredibly challenging conditions to keep the lights on for customers.

Digital Realty made an initial contribution to Houston relief efforts, and will likewise match employee donations through the Matching Gifts Program. It is also an honor to be part of an organization that takes seriously its commitment to the communities it serves.

The community of Houston has a long way to go to recover from this disaster, and I would like to think that our efforts will help in that pursuit. I also believe that once our team is strengthened by the addition of DFT employees after the closing, we will be even more capable of guiding our customers and communities through turbulent times.

"Once our team is strengthened by the addition of DFT employees, we will be even more capable of guiding our customers and communities through turbulent times."
Danny Lane, SVP, Global Operations, Digital Realty

Updates

People
The talent assessment process has been completed and we expect to begin communicating with DFT employees this week
Processes
To assist with the transition for customers and employees, the company will continue to use both the DFT and Digital Realty names and logos in its communication materials for a few months after the closing
Systems
After closing, payroll systems and processes will remain the same through year end - and in January 2018, legacy DFT employees in the U.S. will transition to the Digital Realty payroll system
Timing / Reminder
The special meetings for Digital Realty and DFT shareholders to vote on the merger are scheduled to be held on September 13, 2017

Additional Information and Where You Can Find It:
Digital Realty Trust, Inc. ("Digital Realty") and DuPont Fabros Technology, Inc. ("DuPont Fabros") have filed a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DuPont Fabros with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DuPont Fabros by going to DuPont Fabros’ corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

Digital Realty and its directors and executive officers and DuPont Fabros and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DuPont Fabros in connection with the merger. Information regarding the interests of these directors and executive officers in the merger is included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DuPont Fabros common stock is set forth in the Definitive Proxy Statement for DuPont Fabros’ 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Note Regarding Forward-Looking Statements:
This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between Digital Realty and DuPont Fabros; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization, resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DuPont Fabros stockholders. Digital Realty and/or DuPont Fabros may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DuPont Fabros’ periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DuPont Fabros may enter into or make. Neither Digital Realty nor DuPont Fabros assumes any obligation to update any forward-looking statements, except as required by law.